Cool Company Ltd. – Mandatory Notification of Trade relating to Merger with Wholly Owned Subsidiary of EPS Ventures Ltd. January 6, 2026 London, UK Reference is made to the stock exchange announcement published by Cool Company Ltd. ("CoolCo" or the "Company") (NYSE: CLCO / CLCO.OL) earlier today, announcing that, following approval by a special general meeting of its shareholders of the previously announced proposed merger of CoolCo with a newly formed, wholly owned subsidiary of EPS Ventures Ltd. ("EPS"), all conditions precedent to the completion of the merger have been satisfied (the "Announcement"). Upon completion of the merger, EPS will, through its subsidiaries, acquire all CoolCo common shares not already held by EPS at the merger consideration of $9.65 per CoolCo common share, or, per common share listed on Euronext Growth Oslo, the Norwegian kroner equivalent of $9.65, as further detailed in the Announcement. EPS is a close associate of Cyril Ducau, Chair of the Board of the Company, and Joanna Zhou, Director of the Company. Please see attached notification form in accordance with the Market Abuse Regulation article 19. This announcement is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act and the requirements under Article 19 of Regulation EU 596/2014 (the EU Market Abuse Regulation).

1 Details of the Primary Insider / Closely Associated Person a) Name EPS Ventures Ltd. 2 Reason for the notification a) Position/status Closely associated person of Chairman of the Board, Cyril Ducau, and Joanna Huipei Zhou, Director. b) Initial notification/Amendment Initial notification 3 Details of the Issuer a) Name Cool Company Ltd. b) LEI code 549300AQHDVKVCNIU608 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument and identification code Shares ISIN: BMG2415A1137 b) Nature of the transaction Acquiring of Shares through merger c) Price(s) and volume(s) Price(s) Volume(s) USD 9.65 d) Aggregated information - Aggregated volume - Price 21,513,639 USD 207,606,616.35 e) Date of the transaction 2026-01-06 f) Place of the transaction Outside a trading venue 21,513,639